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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC Mail Processing

SEC FILE NUMBER
8-70209

FACING PAGE

JUL 21 2023

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

Washington, DC

FILING FOR THE PERIOD BEGINNING 07/01/22 _____ AND ENDING 06/30/23 _____

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: M Stevens Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Pacifica Suite 475

(No. and Street)

Irvine   CA   92618

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Stewart   949-506-1000   mark@mstevensbd.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA

(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800   Century City   California   90067

(Address)   (City)   (State)   (Zip Code)

9/15/2020   6567

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Mark Stewart _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of M Stevens Securities, LLC _____, as of JUNE 30 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DANA CLAY JOHNSON
Notary Public - California
Orange County
Commission # 2336963
My Comm. Expires Nov 21, 2024

Signature: _____

Title: CEO / CCO _____

Dana Clay Johnson
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of M Stevens Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M Stevens Securities, LLC (the "Company") as of June 30, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



DCPA

We have served as the Company's auditor since 2021.
Century City, California
July 18, 2023

M Stevens Securities, LLC
Statement of Financial Condition
June 30, 2023

Assets

Cash	$ 9,368
Clearing Broker Deposit	25,000
	$ 34,368

Liabilities and Member's Equity

Liabilities

Total liabilities	$

Member's equity

Member's Equity	34.368
Total Member's equity	34,368
Total liabilities and Member's equity	$ 34,368

The accompanying notes are an integral part of these financial statements.

M Stevens Securities, LLC
Statement of Operations
For the Year Ended June 30, 2023

Revenues	
Reimbursable Expenses	$ 5,000
Total revenues	$ 5,000
Expenses	
Professional Fees	5,900
Regulatory Fees	14,964
Other operating expenses	3,347
Total expenses	24,211
Net income (loss)	$ (19,211)

The accompanying notes are an integral part of these financial statements.

M Stevens Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended June 30, 2023

	Member's Equity
Balance at June 30, 2022	$ 8,579
Capital contributions	45,000
Net income (loss)	(19,211)
Balance at June 30, 2023	$ 34,368

The accompanying notes are an integral part of these financial statements.

M Stevens Securities, LLC
Statement of Cash Flows
For the Year Ended June 30, 2023

Cash flow from operating activities:

Net income (loss)		$ (19,211)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Clearing Broker Deposit	$ (25,000)	
(Increase) decrease in assets:		
Total adjustments		(25,000)
Net cash provided by (used in) operating activities		$ (44,211)
Net cash provided by (used in) in investing activities		
Proceeds from Capital Contributions	45,000	
Net cash provided by (used in) financing activities		45,000
Net increase (decrease) in cash		789
Cash at June 30, 2022		8,579
Cash at June 30, 2023		$ 9,368

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Interest	$	-
Income taxes	$	800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

M Stevens Securities, LLC (the "Company") was organized in the State of California on March 16, 2018. On November 13, 2020, the Company was approved as a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company operates as an underwriter or selling group participant, broker or dealer selling tax shelters or limited partnerships in primary distributions or the secondary market, the private placement of securities and functions as a corporate finance and consulting broker-dealer focused on facilitation of mergers and acquisitions and the financing of companies.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company's revenues include retainer, success and service fees. In each case, revenue is recognized in accordance with ASC Topic 606, Revenue from Contracts with Customers. Generally, this first involves the identification of the revenue amount, or transaction price; and its allocation among the required performance obligations; all as set forth in the terms of the engagement agreement. Then, revenue is recognized when earned on this basis, meaning the revenue amount is fixed or reasonably determinable; collection is probable; and the associated performance obligations are completed. Accordingly, success fees are typically recorded as of the transaction date. Retainer fees are non-refundable and recorded as the required services are performed. Other fee income is recorded as earned from on-going business agreements. Other fee income is subject to material variables; therefore, uncertain for estimating in advance. There were no open contracts for the year ended June 30, 2023. During the year ended June 30, 2023, the Company had nominal income of $5,000 which was an overpayment of FINRA licensing fees. The Company is currently in the process of a Continuing Membership Application ("CMA") to add new business lines to the broker-dealer.

Note 2: INCOME TAXES

The Company, with the consent of its Member, has elected to be a California Limited Liability Company. For tax purposes, the Company is treated like a disregarded entity, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The total income tax provision is included in regulatory fees on the statement of operations.

The Company is subject to a California limited liability company gross receipts fee, with a minimum franchise tax. As of June 30, 2023, the income tax provision consists of the following:

California LLC Tax & Fee	Amount
CA LLC Franchise Tax	$ 800
CA LLC Gross Receipts Fee	-
Total Income Tax Provision	**$ 800**

Note 3: RELATED PARTY

The Company shares an office space with an affiliate at no charge to the Company. The Company is not subject to ASC 842.
It is possible that the terms of certain related party transactions are not the same as those that would result in similar transactions among wholly unrelated parties.

Note 4. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at June 30, 2023 or during the year then ended.

Note 5: COMMITMENTS AND CONTINGENCIES

The Company had no commitments, no contingent liabilities and had not been named as defendant in any lawsuits at June 30, 2023 or during the year then ended.

The Company has operated with recurring losses and related negative operating cash flows since inception. As mentioned in Note 1, the company is in the process of a CMA adding additional business lines which should help to increase revenues in the future. In addition, the Company's new sole member has the ability to and is committed to providing adequate capitalization and liquidity for the Company's business operations as needed.

Note 6: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. These principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending June 30, 2023, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 7: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2023, the Company had net capital of $34,368 which was $29,368 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($0) to net capital was 0 to 1, which is less than the 15 to 1 maximum allowed.

Note 9: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. As of July 1, 2023 the Company has been sold from the original owner to M Stevens Corp. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no additional events which took place that would have a material impact on its financial statements.

Note 10: CLEARING BROKER DEPOSIT

The Company has a clearing agreement with Velox Clearing LLC. The clearing broker deposit at June 30, 2023 was $25,000. The Clearing Broker has custody of the Company's deposit balance which serves as collateral for any amounts due to the Clearing Broker as well as collateral for potential trade errors in client accounts of M Stevens Securities that end up with negative equity.

M Stevens Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2023

Computation of net capital

Total Member's equity		$ 34,368
Total non-allowable assets		————
Net capital before haircuts		34,368
Total haircuts & undue concentration		————
Net Capital		**$ 34,368**

Computation of net capital requirements
Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$	-	
Minimum dollar net capital required	$	5,000	
Net capital required (greater of above)			(5,000)
Excess net capital			$ 29,368

Aggregate Indebtedness	$	
Ratio of aggregate indebtedness to net capital		*0:1*

There was no material difference between the net capital computation shown here and the net capital computation on the Company's most recently filed form X-17A-5 report dated June 30, 2023

See Report of Independent Registered Public Accounting Firm

M STEVENS SECURITIES, LLC
Schedule II: Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2023

The Company is exempt from the Computation for Determination of the Reserve Requirements under paragraph (k)(2)(ii) is of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company does not, and will not, hold customer funds or securities, and that its other business activities are, and will remain as private placements of securities and investment banking. Accordingly, there are no items to report under the requirements of this Rule.

See Report of Independent Registered Public Accounting Firm

M STEVENS SECURITIES, LLC
Schedule III: Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Commission
June 30, 2023

The Company is exempt from the Information Relating to Possession or Control Requirements under paragraph (k)(2)(ii) is of Rule 15c3-3 under the U.S. Securities and Exchange Commission. In addition, the Company does not, and will not, hold customer funds or securities, and that its other business activities are, and will remain as private placements of securities and investment banking. Accordingly, there are no items to report under the requirements of this Rule.

See Report of Independent Registered Public Accounting Firm

M Stevens Securities, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended June 30, 2023



2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of M Stevens Securities, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) M Stevens Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which M Stevens Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions"), (2) M Stevens Securities, LLC stated that M Stevens Securities, LLC met the identified exemption provisions throughout the year ended June 30, 2023 without exception, and (3) M Stevens Securities, LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") and that the Company did not identify any exceptions to this assertion throughout the fiscal year ended June 30, 2023. M Stevens Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M Stevens Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
July 18, 2023



M Stevens Securities, LLC
Exemption Report
For the Year Ended June 30, 2023

M Stevens Securities, LLC ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2)(ii)

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

3) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placement of securities; and (2) investment banking. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

M Stevens Securities, LLC

I, Mark Stewart, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO / CCO